Foreclosure Venture Capital, Inc. - Form S-1 (333-172260)

The registrant hereby amends this registration statement on February 22, 2011 as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

By: /s/ Natavarbhai Patel, President